                                                               Filed pursuant to
                                                                  Rule 424(b)(2)
                                                      Registration No. 333-13225

PROSPECTUS SUPPLEMENT
                                                                     [LOGO]
OCTOBER 21, 1996
(TO PROSPECTUS DATED OCTOBER 4, 1996)
                                5,000,000 SHARES
                      FIRST INDUSTRIAL REALTY TRUST, INC.
                                  COMMON STOCK
    First Industrial Realty Trust, Inc. (the "Company" or "First Industrial") is a real estate investment trust ("REIT") which owns, manages, acquires and develops bulk warehouse and light industrial properties. As of June 30, 1996, First Industrial owned 320 in service bulk warehouse and light industrial properties located in 14 states.
    All of the shares of common stock, par value $.01 per share (the "Common Stock"), offered hereby (the "Offering") are being sold by the Company. The Common Stock is listed on the New York Stock Exchange ("NYSE") under the symbol "FR." On October 21, 1996, the reported last sale price of the Common Stock on the NYSE was $25 5/8 per share. See "Price Range of Common Stock and Distributions."
    FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE COMMON STOCK, SEE "RISK FACTORS" ON PAGES 3 TO 5 IN THE ACCOMPANYING PROSPECTUS.
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
 EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
   SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
    PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR
     THE ACCOMPANYING PROSPECTUS.
                ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                          PRICE          UNDERWRITING         PROCEEDS
                                         TO THE          DISCOUNTS AND         TO THE
                                         PUBLIC         COMMISSIONS(1)       COMPANY(2)
Per Share.........................       $25.50              $1.34             $24.16
Total(3)..........................    $127,500,000        $6,700,000        $120,800,000

(1) SEE "UNDERWRITING" FOR INDEMNIFICATION ARRANGEMENTS WITH THE UNDERWRITERS.
(2) BEFORE DEDUCTING EXPENSES PAYABLE BY THE COMPANY ESTIMATED AT APPROXIMATELY $875,000.
(3) THE COMPANY HAS GRANTED TO THE UNDERWRITERS A 30-DAY OPTION TO PURCHASE UP TO AN AGGREGATE OF 750,000 ADDITIONAL SHARES AT THE PRICE TO THE PUBLIC, LESS UNDERWRITING DISCOUNTS AND COMMISSIONS, SOLELY TO COVER OVER-ALLOTMENTS, IF ANY. IF SUCH OPTION IS EXERCISED IN FULL, THE TOTAL PRICE TO THE PUBLIC, UNDERWRITING DISCOUNTS AND COMMISSIONS AND PROCEEDS TO THE COMPANY WILL BE $146,625,000, $7,705,000 AND $138,920,000, RESPECTIVELY.
    SEE "UNDERWRITING."
    The shares of Common Stock offered hereby are offered by the several Underwriters, subject to prior sale, when, as and if issued to and accepted by them and subject to approval of certain legal matters by Rogers & Wells, counsel for the Underwriters. The Underwriters reserve the right to reject orders in whole or in part. It is expected that delivery of the Common Stock offered hereby will be made against payment therefor in New York, New York on or about October 25, 1996.

DONALDSON, LUFKIN & JENRETTE
          SECURITIES CORPORATION

                 MERRILL LYNCH & CO.
                                  PRUDENTIAL SECURITIES INCORPORATED
                                                    SMITH BARNEY INC.

                                     [LOGO]

                                     [MAP]

    THE ATTORNEY GENERAL OF THE STATE OF NEW YORK HAS NOT PASSED ON OR ENDORSED THE MERITS OF THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

    IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                                  PHOTOGRAPHS
                                       OF
                                   PROPERTIES

                                  PHOTOGRAPHS
                                       OF
                                   PROPERTIES

                         PROSPECTUS SUPPLEMENT SUMMARY

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY, AND SHOULD BE READ IN CONJUNCTION WITH, THE MORE DETAILED INFORMATION INCLUDED ELSEWHERE AND INCORPORATED BY REFERENCE IN THE ACCOMPANYING PROSPECTUS. UNLESS THE CONTEXT OTHERWISE REQUIRES, ALL REFERENCES IN THIS PROSPECTUS SUPPLEMENT TO "FIRST INDUSTRIAL" OR THE "COMPANY" REFER TO FIRST INDUSTRIAL REALTY TRUST, INC. AND ITS SUBSIDIARIES. UNLESS OTHERWISE INDICATED, ALL INFORMATION REGARDING THE COMPANY'S PROPERTIES RELATES TO PROPERTIES OWNED BY THE COMPANY AND IN SERVICE AS OF JUNE 30, 1996 (THE "PROPERTIES") AND THE INFORMATION CONTAINED IN THIS PROSPECTUS SUPPLEMENT ASSUMES THAT THE UNDERWRITERS' OVER-ALLOTMENT OPTION IS NOT EXERCISED. THIS PROSPECTUS SUPPLEMENT CONTAINS FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933, AS AMENDED, AND
SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. THE COMPANY'S ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE SET FORTH IN THE FORWARD-LOOKING STATEMENTS. CERTAIN FACTORS THAT MIGHT CAUSE SUCH A DIFFERENCE ARE DISCUSSED UNDER THE CAPTION "RISK FACTORS" COMMENCING ON PAGE 3 OF THE ACCOMPANYING PROSPECTUS.

                                  THE COMPANY

    First Industrial Realty Trust, Inc. is a REIT which owns, manages, acquires and develops bulk warehouse and light industrial properties. Markets in which the Company currently operates include: Chicago, Illinois; Detroit, Michigan; Minneapolis/St. Paul, Minnesota; Atlanta, Georgia; Grand Rapids, Michigan; Central Pennsylvania; Indianapolis, Indiana; St. Louis, Missouri; Nashville, Tennessee; Cincinnati, Ohio; Des Moines, Iowa; Milwaukee, Wisconsin; and Dayton and Columbus, Ohio (such 14 markets, the "Operating Markets"). The Company owns 320 Properties containing an aggregate of approximately 28.3 million square feet of gross leasable area ("GLA") which, as of June 30, 1996, was approximately 96% leased to more than 860 tenants. First Industrial is a self-administered and fully integrated industrial real estate company, and is one of the largest publicly traded industrial property REITs in the United States (in terms of total market capitalization).

    The Company believes that investment in industrial properties offers attractive returns and stable cash flow for the following reasons:

    - The construction-on-demand nature of, and relatively short development cycle for, industrial properties allow developers to match supply more closely with prevailing market demand, resulting in greater stability in market occupancy levels and rental rates.

    - Industrial properties are often net leased pursuant to leases that require tenants to pay many operating costs, and such leases frequently include built-in rental increases. This provides stability of cash flow and reduces the impact of inflation.

    - Industrial properties are less management intensive than most other classes of real estate, thereby reducing both operating and administrative expenses.

    - Despite changes in manufacturing and delivery processes, industrial property construction, design and layout have changed little over the last thirty years, thus extending the useful economic life of industrial buildings.

    - Industrial properties generally require lower tenant improvement expenditures by the landlord to induce tenants to lease space than do other types of commercial property. Frequently, tenants make substantial improvements to the properties which increases the likelihood of the tenant renewing its lease.

                              RECENT DEVELOPMENTS

    During 1996, the Company has grown principally by acquiring industrial properties as well as by improving the operating performance of its existing portfolio. Such improvement in operating performance is a result of the Company increasing minimum rents per square foot and aggressively controlling costs while maintaining high occupancies. The Company also has sought to increase the size of its portfolio by developing additional properties.

    Significant developments relating to the Company in 1996 include:

    ACQUISITIONS. During the six months ended June 30, 1996, the Company acquired 54 Properties containing an aggregate of approximately 6.0 million square feet of GLA. The aggregate purchase price of these Properties was approximately $142.1 million, approximately $14.1 million of which was paid through the issuance of limited partnership interests ("Units") in the Company's subsidiary, First Industrial, L.P. (the "Operating Partnership"). Since June 30, 1996, the Company has acquired 12 properties containing an aggregate of 1.9 million square feet of GLA for an aggregate purchase price of approximately $47.8 million, approximately $1.3 million of which was paid through the issuance of Units in the Operating Partnership. Such 66 properties are expected to provide approximately an 11.6% unleveraged return on cost (computed as the weighted average property annual contractual net operating income from leases in place at the date of acquisition divided by total purchase price). In addition, certain of these acquisitions resulted in the Company entering the following four new markets: Indianapolis, Indiana and Cincinnati, Dayton and Columbus, Ohio.

    PENDING ACQUISITIONS. The Company has an active acquisition program through which it is continually engaged in identifying, negotiating and consummating portfolio and individual industrial property acquisitions. The Company's acquisition department typically is considering in excess of $500 million of property acquisition opportunities at any time. The Company has entered into contracts or reached understandings with respect to the purchase price (for aggregate consideration of approximately $62.8 million) and certain other material terms with sellers of 35 properties (with an aggregate of approximately
2.7 million square feet of GLA). If all of these properties are purchased, the Company anticipates funding approximately $35.7 million of the acquisition price of these properties with the proceeds of this Offering and the balance from the Acquisition Facility (as hereinafter defined). Because some of these possible acquisitions are not yet under contract and all are subject to completion of due diligence and a number of other contingencies, there can be no assurance that any of these acquisitions will be completed.

    DEVELOPMENT ACTIVITIES. At June 30, 1996, the Company had under development two bulk warehouse properties and two light industrial properties which it anticipates placing in service in the fourth quarter of 1996 and which, in the aggregate, contain 732,604 square feet of GLA and are anticipated to cost approximately $18.4 million. In addition, since June 30, 1996, the Company has commenced the development of two bulk warehouse properties which will contain 313,165 square feet of GLA and are expected to cost approximately $12.6 million. These six developments, assuming anticipated leasing activity, are expected to provide approximately a 12.4% unleveraged return on cost (computed as the weighted average property annual contractual net operating income from leases with respect to such developments divided by estimated total development cost).

    In order to take advantage of management's property development experience, the Company's inventory of developable land and increasing customer requests for build-to-suit projects, the Company recently created a new subsidiary to focus on development activities (the "Development Services Group"). The Development Services Group will actively seek development opportunities, continuing the Company's focus on build-to-suit projects which are pre-leased or substantially pre-leased prior to commencement of construction. The Company is currently evaluating a number of development projects (with an aggregate of approximately
2.3 million square feet of GLA). There can be no assurance that any such development will be completed. As of June 30, 1996, the Company had sufficient available land, substantially all of which is zoned for industrial use, to permit the development of approximately four million square feet of GLA.

    PROPERTY MANAGEMENT. During the six months ended June 30, 1996, the Company executed leases relating to in excess of 1.6 million feet of GLA at a weighted average first year rent of $3.99 per square foot, as compared to a weighted average final year rent of $3.82 per square foot for the same space under prior leases. The Company achieved this 4.5% increase in the weighted average annual rent per square foot for new leases signed while retaining in excess of 78% of existing tenants under expiring leases. Retention of existing tenants generally results in significantly lower capital expenditure, tenant improvement and leasing commission costs than would be the case when leasing space to a new tenant. The Company believes that opportunities exist to continue to increase rents as leases expire at the Properties, because average rents per square foot of GLA for the Company's existing leases are generally lower than the prevailing rents per square foot in the Operating Markets.

    PROPERTY DISPOSITIONS. The Company continually evaluates local market conditions and property-related factors and will sell a property when it believes it is to the Company's advantage to do so. During the six months ended June 30, 1996, the Company sold five properties for an aggregate price of approximately $12.1 million, recognizing a gain of approximately $4.3 million.

    EQUITY OFFERING. On February 2, 1996, the Company completed a public offering (the "February Offering") of 5,175,000 shares of Common Stock, which resulted in net proceeds of approximately $106.3 million. Such net proceeds were used to repay indebtedness and to fund property acquisitions and developments during the first quarter of 1996.

    DEBT FINANCING. In July 1996, the interest rate on the Company's $150 million floating rate collateralized revolving credit facility (the "Acquisition Facility"), under which the Company may borrow to finance the acquisition and development of additional properties and for other corporate purposes, including working capital, was reduced from the London Interbank Offered Rate ("LIBOR") plus 2.00% to LIBOR plus 1.75%. The Acquisition Facility matures in June 1997. On September 30, 1996, the Company entered into a $40 million floating rate collateralized revolving credit agreement (the "1996 Acquisition Facility" and, together with the Acquisition Facility, the "Acquisition Facilities") under which the Company may borrow to finance the acquisition and development of additional properties and for other corporate purposes, including working capital. The 1996 Acquisition Facility bears interest at a rate equal to LIBOR plus 2.00% and matures in March 1997. The Company is currently negotiating with several lenders for a $200 million unsecured revolving credit facility to replace the Acquisition Facilities, although there can be no assurance that the Company will be successful in obtaining such a facility on acceptable terms.

                                  THE OFFERING

Common Stock offered by the Company.........  5,000,000 shares

Common Stock to be outstanding after the Offering assuming exchange of all Units... 31,307,476 shares(1)

Use of Proceeds.............................  Repayment of approximately $84.2 million of floating rate borrowings which were incurred
                                              to finance the Company's acquisition and
                                              development activities and approximately
                                              $35.7 million for future acquisitions. See
                                              "Use of Proceeds."

NYSE Symbol.................................  FR

------------------------------

(1) As of September 30, 1996. Includes 2,169,595 shares of Common Stock issuable upon the exchange of Units and excludes 1,096,000 shares of Common Stock issuable upon the exercise of outstanding options under the Company's Stock Incentive Plan.

                SUMMARY CONSOLIDATED FINANCIAL AND PROPERTY DATA
               (IN THOUSANDS, EXCEPT PER SHARE AND PROPERTY DATA)

    The following summary consolidated financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" for the Company and the financial statements which are incorporated by reference in the accompanying Prospectus. Operating results for the historical periods presented are not necessarily indicative of the results that may be expected for any other period.

                                                                                 SIX MONTHS ENDED
                                                                                     JUNE 30,         YEAR ENDED
                                                                               --------------------  DECEMBER 31,
                                                                                 1996       1995         1995
STATEMENTS OF OPERATIONS DATA:
  Total revenues.............................................................  $  65,424  $  51,473   $  106,486
  Property expenses..........................................................     18,996     13,641       28,302
  General and administrative expense.........................................      1,901      1,465        3,135
  Interest expense...........................................................     13,997     13,764       28,591
  Amortization of interest rate protection agreements and deferred financing
    costs....................................................................      1,574      2,979        4,438
  Depreciation and other amortization........................................     13,412     10,756       22,264
  Disposition of interest rate protection agreement(1).......................     --         --            6,410
                                                                               ---------  ---------  ------------
  Income before gain on sales of properties, extraordinary loss and minority
    interest.................................................................     15,544      8,868       13,346
  Gain on sales of properties................................................      4,320     --           --
  Extraordinary loss(2)......................................................        821     --           --
  Income allocated to minority interest......................................      1,405        668          997
                                                                               ---------  ---------  ------------
  Net income.................................................................     17,638      8,200       12,349
  Dividends on preferred stock...............................................      1,960     --              468
                                                                               ---------  ---------  ------------
  Net income available to common stockholders................................  $  15,678  $   8,200   $   11,881
                                                                               ---------  ---------  ------------
                                                                               ---------  ---------  ------------
  Net income per common share................................................  $    0.68  $    0.43   $     0.63
                                                                               ---------  ---------  ------------
                                                                               ---------  ---------  ------------
  Weighted average number of common shares outstanding.......................     23,222     18,881       18,889

                                                                                           AS OF JUNE 30, 1996
                                                                                        --------------------------
                                                                                        HISTORICAL  AS ADJUSTED(3)
BALANCE SHEET DATA:
  Real estate, before accumulated depreciation........................................  $  906,012   $    950,966
  Real estate, after accumulated depreciation.........................................     827,119        872,073
  Total assets........................................................................     884,300        984,571
  Total debt..........................................................................     412,250        392,590
  Total liabilities...................................................................     445,092        425,432
  Limited partners' interest in Operating Partnership.................................      34,492         34,492
  Stockholders' equity................................................................     404,716        524,647

                                                                          AS OF JUNE 30,
                                                                    --------------------------  AS OF DECEMBER 31,
                                                                        1996          1995             1995
PROPERTY DATA(4):
Total Properties..................................................           320           261               271
Total GLA.........................................................    28,259,055    20,849,659        22,562,755
Occupancy rate....................................................            96%           97%               97%

------------------------------

(1) Represents a one-time charge, $6.3 million of which was non-cash, in connection with the replacement of an interest rate protection agreement with new interest rate protection agreements and the entry into interest rate swap agreements.

(2) Represents a one-time, non-cash write-off of certain unamortized loan costs and additional costs to retire debt prior to maturity in connection with the repayment of certain indebtedness with proceeds of the February Offering.

(3) As adjusted to give effect to: (i) the acquisition of additional industrial properties after June 30, 1996 and through October 4, 1996; and (ii) the Offering and the application of a portion of the net proceeds therefrom to repay indebtedness under the Acquisition Facilities.

(4) Does not include information as to properties under development.

                                  THE COMPANY

    First Industrial owns, manages, acquires and develops bulk warehouse and light industrial properties. Markets in which the Company currently operates include: Chicago, Illinois; Detroit, Michigan; Minneapolis/St. Paul, Minnesota; Atlanta, Georgia; Grand Rapids, Michigan; Central Pennsylvania; Indianapolis, Indiana; St. Louis, Missouri; Nashville, Tennessee; Cincinnati, Ohio; Des Moines, Iowa; Milwaukee, Wisconsin; and Dayton and Columbus, Ohio. The Company owns 320 Properties containing an aggregate of approximately 28.3 million square feet of GLA which, as of June 30, 1996, was approximately 96% leased to more than 860 tenants. First Industrial is a self-administered and fully integrated industrial real estate company, and is one of the largest publicly traded industrial property REITs in the United States (in terms of total market capitalization). The Company's executive offices are located at 150 N. Wacker Drive, Suite 150, Chicago, Illinois 60606, and its telephone number is (312) 704-9000.

GROWTH STRATEGIES

    First Industrial has implemented internal and external growth strategies which include the following elements:

  INTERNAL GROWTH STRATEGIES

    The Company seeks to generate internal growth by: (i) increasing revenues by renewing or releasing space subject to expiring leases at higher rental levels;
(ii) increasing occupancy levels at properties where vacancies exist and maintaining occupancy elsewhere; (iii) controlling and minimizing operating expenses; and (iv) renovating existing properties.

    During the six months ended June 30, 1996, the Company executed leases relating to in excess of 1.6 million square feet of GLA at a weighted average first year rent of $3.99 per square foot of GLA as compared to a weighted average final year rent of $3.82 per square foot for the same space under prior leases. The Company achieved this 4.5% increase in the weighted average annual rent per square foot of new leases signed while retaining in excess of 78% of existing tenants under expiring leases. Retention of existing tenants generally involves significantly lower capital expenditure, tenant improvement and leasing commission costs than would be the case when leasing space to a new tenant. The Company believes that opportunities exist to continue to increase rents as leases expire at the Properties, because average rents per square foot of GLA for the Company's existing leases are generally lower than the prevailing rents per square foot in the Operating Markets.

  EXTERNAL GROWTH STRATEGIES

    The Company seeks to grow externally through: (i) the acquisition of portfolios of industrial properties, industrial property businesses or individual properties which meet the Company's investment parameters; (ii) the development of properties, generally on a build-to-suit basis; and (iii) the expansion of its properties.

    ACQUISITIONS. During the six months ended June 30, 1996, the Company acquired 54 Properties containing an aggregate of approximately 6.0 million square feet of GLA. The aggregate purchase price of these Properties was approximately $142.1 million, approximately $14.1 million of which was paid through the issuance of Units in the Operating Partnership. Since June 30, 1996, the Company has acquired 12 properties containing an aggregate of 1.9 million square feet of GLA for an aggregate purchase price of approximately $47.8 million, approximately $1.3 million of which was paid through the issuance of Units in the Operating Partnership. Such 66 properties are expected to provide approximately an 11.6% unleveraged return on cost.

    When evaluating potential acquisitions, the Company considers such factors as: (i) the geographic area and type of property; (ii) the location, construction quality, condition and design of the property;

(iii) the potential for capital appreciation of the property; (iv) the ability of the Company to improve the property's performance through renovation; (v) the terms of tenant leases, including the potential for rent increases; (vi) the potential for economic growth and the tax and regulatory environment of the area in which the property is located; (vii) the potential for expansion of the physical layout of the property and/or the number of sites; (viii) the occupancy and demand for tenants for properties of a similar type in the vicinity; and
(ix) competition from existing properties and the potential for the construction of new properties in the area.

    Between January 1 and June 30, 1996, the Company completed the following acquisitions:

                                                                                                        PERCENT
                                                                                                       LEASED AT
 ACQUISITION DATE         METROPOLITAN AREA          PROPERTY TYPE     PURCHASE PRICE     GLA        JUNE 30, 1996
1st Qtr 96.........  Chicago, IL                   Light Industrial    $    4,950,000     364,000            100%
1st Qtr 96.........  Chicago, IL                   Light Industrial         1,065,000      43,636            100
1st Qtr 96.........  Chicago, IL                   Light Industrial         1,454,000      65,450            100
1st Qtr 96.........  Atlanta, GA                   Bulk Warehouse          19,580,559   1,040,000            100
1st Qtr 96.........  Detroit, MI                   Light Industrial         1,871,065      55,680            100
1st Qtr 96.........  Detroit, MI                   Light Industrial         2,719,162      88,700            100
1st Qtr 96.........  Detroit, MI                   Light Industrial           798,593      19,200            100
1st Qtr 96.........  Detroit, MI                   Light Industrial           433,898      10,350            100
1st Qtr 96.........  Detroit, MI                   Light Industrial           541,398      14,287              0(1)
1st Qtr 96.........  Detroit, MI                   Light Industrial         1,177,162      33,300            100
1st Qtr 96.........  Detroit, MI                   Light Industrial         1,257,329      38,500            100
1st Qtr 96.........  Detroit, MI                   Light Industrial         1,262,557      41,380            100
1st Qtr 96.........  Detroit, MI                   Light Industrial         1,620,746      48,630             37(2)
1st Qtr 96.........  Detroit, MI                   Light Industrial         1,215,008      36,456             66(3)
1st Qtr 96.........  Indianapolis, IN              Bulk Warehouse          15,959,851     976,273             98
1st Qtr 96.........  Indianapolis, IN              Light Industrial         3,060,477     115,200             95
1st Qtr 96.........  Indianapolis, IN              Bulk Warehouse           4,433,772     166,400            100
1st Qtr 96.........  Indianapolis, IN              Bulk Warehouse           1,647,914      63,000             81
1st Qtr 96.........  Indianapolis, IN              Light Industrial           261,271      10,000            100
1st Qtr 96.........  Indianapolis, IN              Light Industrial         3,904,817     132,000             98
1st Qtr 96.........  Indianapolis, IN              Bulk Warehouse           1,363,834      38,460            100
1st Qtr 96.........  Indianapolis, IN              Light Industrial           376,501      14,000            100
1st Qtr 96.........  Indianapolis, IN              Light Industrial           872,052      32,400            100
1st Qtr 96.........  Indianapolis, IN              Light Industrial           965,558      36,000             93
1st Qtr 96.........  Indianapolis, IN              Light Industrial         1,449,714      54,000             93
1st Qtr 96.........  Indianapolis, IN              Light Industrial           474,360      17,600            100
1st Qtr 96.........  Indianapolis, IN              Light Industrial         1,097,045      40,800            100
1st Qtr 96.........  Indianapolis, IN              Light Industrial         1,454,745      54,000            100
1st Qtr 96.........  Indianapolis, IN              Light Industrial           355,242      13,200            100
1st Qtr 96.........  Indianapolis, IN              Light Industrial           807,094      30,000            100
1st Qtr 96.........  Indianapolis, IN              Light Industrial         1,183,404      44,000            100
1st Qtr 96.........  Indianapolis, IN              Light Industrial           538,664      20,000            100
1st Qtr 96.........  Indianapolis, IN              Light Industrial           345,295      12,800            100
1st Qtr 96.........  Indianapolis, IN              Light Industrial           136,022       5,000            100
1st Qtr 96.........  Indianapolis, IN              Light Industrial           687,914      15,000            100
1st Qtr 96.........  Indianapolis, IN              Light Industrial         1,702,758      44,000            100
1st Qtr 96.........  Indianapolis, IN              Light Industrial           519,177       7,820            100
1st Qtr 96.........  Indianapolis, IN              Bulk Warehouse           2,563,517      87,500            100
1st Qtr 96.........  Cincinnati, OH                Bulk Warehouse           3,630,684     185,580             97

                                                                                                        PERCENT
                                                                                                       LEASED AT
 ACQUISITION DATE         METROPOLITAN AREA          PROPERTY TYPE     PURCHASE PRICE     GLA        JUNE 30, 1996
1st Qtr 96.........  Cincinnati, OH                Bulk Warehouse          11,444,957     500,500            100
1st Qtr 96.........  Cincinnati, OH                Bulk Warehouse           7,195,370     265,000             96
1st Qtr 96.........  Columbus, OH                  Light Industrial         2,088,818      56,849             88
1st Qtr 96.........  Chicago, IL                   Bulk Warehouse           3,080,000     151,469            100
2nd Qtr 96.........  Minneapolis, MN               Light Industrial         3,360,000      59,782            100
2nd Qtr 96.........  Minneapolis, MN               Light Industrial         2,680,000      47,735            100
2nd Qtr 96.........  Minneapolis, MN               Light Industrial         5,495,000      74,337            100
2nd Qtr 96.........  Minneapolis, MN               Light Industrial         1,200,000      30,476            100
2nd Qtr 96.........  Indianapolis, IN              Bulk Warehouse           5,600,000     327,997            100
2nd Qtr 96.........  Milwaukee, WI                 Light Industrial         2,500,000      78,000            100
2nd Qtr 96.........  Minneapolis, MN               Light Industrial         2,660,000      78,029             64(4)
2nd Qtr 96.........  Dayton, OH                    Light Industrial         1,066,402      43,200            100
2nd Qtr 96.........  Dayton, OH                    Light Industrial         1,548,080      64,000            100
2nd Qtr 96.........  Dayton, OH                    Light Industrial         2,056,416      60,800            100
2nd Qtr 96.........  Dayton, OH                    Light Industrial           354,642      12,000            100
                                                                       --------------  ----------
    TOTAL............................................................  $  142,067,844   5,964,776
                                                                       --------------  ----------
                                                                       --------------  ----------

------------------------------
(1) This property was sold in April 1996.

(2) As of September 30, 1996, this Property was 79% leased.

(3) As of September 30, 1996, this Property was 88% leased.

(4) As of September 30, 1996, this Property was 77% leased.

    PENDING ACQUISITIONS. The Company has an active acquisition program through which it is continually engaged in identifying, negotiating and consummating portfolio and individual industrial property acquisitions. The Company's acquisition department typically is considering in excess of $500 million of property acquisition opportunities at any time. The Company has entered into contracts or reached understandings with respect to the purchase price (for aggregate consideration of approximately $62.8 million) and certain other material terms with sellers of 35 properties (with an aggregate of approximately
2.7 million square feet of GLA). If all of these properties are purchased, the Company anticipates funding approximately $35.7 million of the acquisition price of these properties with the proceeds of this Offering and the balance from the Acquisition Facility. Because some of these possible acquisitions are not yet under contract and all are subject to completion of due diligence and a number of other contingencies, there can be no assurance that any of these acquisitions will be completed.

    DEVELOPMENT ACTIVITIES. The Company develops properties, generally on a build-to-suit basis where such properties are pre-leased or substantially pre-leased prior to the commencement of construction. The pre-construction lease commitment reduces the development and leasing risks generally associated with the construction of new facilities. The Company generally will consider facilities that are designed as generic bulk distribution or light industrial buildings and are located in markets in which the Company's management has previous development experience. The Company's management team has significant experience in all phases of the development process, including site selection, zoning, design, pre-development leasing and construction management. In order to take advantage of this experience, and to take advantage of the Company's inventory of available land (sufficient as of June 30, 1996 to permit the development of approximately four million square feet of GLA) and increasing customer requests for build-to-suit projects, the Company recently formed the Development Services Group.

    At June 30, 1996, the Company had under development two bulk warehouse properties and two light industrial properties which it anticipates placing in service in the fourth quarter of 1996 and which, in the aggregate, contain 732,604 square feet of GLA and are anticipated to cost approximately $18.4 million. In addition, since June 30, 1996, the Company has commenced the development of two bulk warehouse properties which will contain 313,165 square feet of GLA and are expected to cost approximately $12.6 million. In October 1996, one of these properties was placed in service. These six developments, assuming anticipated leasing activity, are expected to provide approximately a 12.4% unleveraged return on cost.

    The Company is currently evaluating a number of development projects (with an aggregate of approximately 2.3 million square feet of GLA). There can be no assurance that any such development will be completed.

    As of June 30, 1996, the Company was engaged in the following development activities:

                                                                                 DEVELOPMENT
                                                                                     COST
                                                                                (IN MILLIONS)
                                                                         ----------------------------
                                                                                                                     PERCENT
                                                                            THROUGH       ESTIMATED                 LEASED AT
                                                                           JUNE 30,      ADDITIONAL                 JUNE 30,
     IN SERVICE DATE           METROPOLITAN AREA       PROPERTY TYPE         1996           COSTS         GLA         1996
  4th Qtr 96..............  Detroit, MI              Light Industrial      $     1.4      $     0.3       27,990          100%
  4th Qtr 96..............  Atlanta, GA              Light Industrial            3.0            2.5      180,000            0
  4th Qtr 96..............  Central Pennsylvania     Bulk Warehouse              2.2            2.2      206,173           59
  4th Qtr 96..............  Central Pennsylvania     Bulk Warehouse              1.8            5.0      318,441           72
                                                                                 ---          -----    ---------
    TOTAL..............................................................    $     8.4      $    10.0      732,604
                                                                                 ---          -----    ---------
                                                                                 ---          -----    ---------

    PROPERTY DISPOSITIONS. When the Company believes that it is to the Company's advantage to do so, it will sell properties. In making a decision whether to sell a particular property, factors which would contribute to a decision to sell the property include: (1) the property is in a market where demand for similar properties is high; (2) investor interest in the type of property is high; (3) the tenant is not expected to make significant capital improvements to the property; (4) vacancy rates for similar properties are expected to increase in the relevant market; (5) income from the property is not expected to increase at an acceptable rate; and (6) the property's characteristics no longer meet the Company's portfolio requirements. During the six months ended June 30, 1996, the Company sold five properties for an aggregate price of approximately $12.1 million, recognizing a gain of approximately $4.3 million.

BUSINESS STRATEGIES

    The Company seeks to achieve its objectives by implementing the following seven strategies in connection with the operation of its business:

  ORGANIZATION STRATEGY

    The Company implements its decentralized property operations strategy through the use of experienced regional management teams and local property managers. Each operating region is headed by a senior regional director who is a senior executive officer of, and has an equity interest in, the Company. The Company provides acquisition and financing assistance, property management oversight and financial reporting functions from its headquarters in Chicago to support its regional operations. The Company believes the size of its portfolio enables it to realize operating efficiencies by spreading overhead over many properties and by negotiating quantity purchasing discounts.

  MARKET CONCENTRATION STRATEGY

    The Company invests in markets where it can achieve size and economies of scale. By focusing on specific markets, properties can be added without incurring appreciable increases in overhead. Based on the size of its portfolios in the Operating Markets, which average approximately 2.0 million square feet per market, and the experience of its senior regional directors, the Company believes that it has sufficient market presence and resources to compete effectively.

  LEASING AND MARKETING STRATEGY

    The Company has an operational management strategy designed to enhance tenant satisfaction and portfolio performance. The Company pursues an active leasing strategy, which includes aggressively marketing available space, renewing existing leases at higher rents per square foot and seeking leases which provide for the pass-through of property-related expenses to the tenant. The Company also has local and national marketing programs which focus on the business and brokerage communities and national tenants.

  ACQUISITION STRATEGY

    The primary focus of First Industrial's acquisition strategy is to acquire properties in the Operating Markets to capitalize on local market expertise and maximize operating effectiveness and efficiencies. As appropriate opportunities arise, the Company will acquire additional properties in other markets where it can achieve sufficient size and scale as well as hire top-quality management.

  DEVELOPMENT STRATEGY

    Of the buildings currently in First Industrial's portfolio, 97 were developed by its management. The Company will continue to leverage the development capabilities of its management, many of whom are leading developers in their respective markets and formed the Development Services Group to focus on such activities.

  DISPOSITION STRATEGY

    The Company continually evaluates local market conditions and property-related factors and will sell a property when it believes it is to the Company's advantage to do so.

  FINANCING STRATEGY

    The Company believes that the size of its portfolio and the diversity of its buildings and tenants will allow it access to the public and private capital markets which are not generally available to smaller, less diversified property owners because of the portfolio size and diversity requirements of those markets. As of June 30, 1996, as adjusted for the Offering and assuming that proceeds of the Offering not used to repay indebtedness are used to acquire properties, the Company's ratio of debt to total market capitalization (I.E., total consolidated debt of the Company as a percentage of the aggregate market value of all outstanding shares of Common Stock (assuming a market price of $25.50 per share), assuming the exchange of all Units in the Operating Partnership for shares of Common Stock, plus the stated value of all outstanding shares of preferred stock plus total consolidated debt) would have been approximately 31.9% and for the six months ended June 30, 1996, the Company's coverage ratio (computed as total revenues minus property expenses and general administrative expenses divided by interest expense plus dividends on preferred stock) would have been 3.3:1. See "Risk Factors--Risks Associated with Debt Financing and Leverage--No Limitation on Debt" in the accompanying Prospectus.

    Amounts repaid under the Acquisition Facilities may be reborrowed to fund the Company's continuing acquisition and development activities and for working capital purposes. Immediately following the Offering, no amounts will be outstanding under such facilities. The Company believes that it has available to it sources to finance on a long-term basis its unencumbered Properties and properties acquired in the future, and is currently negotiating with several lenders for a $200 million unsecured revolving credit facility to replace the Acquisition Facilities, although there can be no assurance that the Company will be successful in obtaining such a facility on acceptable terms.

                 PRICE RANGE OF COMMON STOCK AND DISTRIBUTIONS

    The Company's Common Stock is traded on the NYSE under the symbol "FR." The distributions declared per share and the high and low reported last sale prices of shares of Common Stock are set forth below for the periods indicated.

                                               PRICE RANGE
                                             OF COMMON STOCK    DISTRIBUTIONS
                                            -----------------   DECLARED PER
                                             HIGH       LOW         SHARE
          Year Ended December 31, 1994:

            2nd Quarter from June 24,
              1994........................  $23 5/8   $23 5/8     $  --
            3rd Quarter...................   23 5/8    20 5/8        0.4725
            4th Quarter...................   21 1/8    17 1/2        0.4725

          Year Ended December 31, 1995:

            1st Quarter...................  $19 5/8   $17 3/4     $  0.4725
            2nd Quarter...................   20 1/2    17 3/8        0.4725
            3rd Quarter...................   20 1/2    19 1/2        0.4725
            4th Quarter...................   22 1/2    19 3/8        0.4875

          Year Ending December 31, 1996:

            1st Quarter...................  $24 1/2   $21 5/8     $  0.4875
            2nd Quarter...................   24 3/8    22            0.4875
            3rd Quarter...................   26        22 1/2        0.4875
            4th Quarter through October
              21, 1996....................   25 5/8    24 7/8        --

    The reported last sale price of the Common Stock on the NYSE on October 21, 1996 was $25 5/8 per share. As of October 18, 1996, there were 307 record holders of Common Stock.

    Prior to the consummation of the Company's initial public offering (the "Initial Offering") in June 1994, the Company did not pay any distributions to its stockholders. Since the consummation of the Initial Offering, the Company has paid regular and uninterrupted distributions. The Company intends to continue to declare quarterly distributions on its Common Stock. No assurance, however, can be given as to the amounts or timing of future distributions, as such distributions are subject to the Company's earnings, financial condition, capital requirements and such other factors as the Company's Board of Directors deems relevant.

                                USE OF PROCEEDS

    The net proceeds to the Company from the sale of the shares of Common Stock offered hereby are expected to be approximately $119.9 million (approximately $138.0 million if the Underwriters' over-allotment option is exercised in full). The Company intends to use approximately $84.2 million of such net proceeds for the repayment of borrowings under the Acquisition Facilities which were incurred to finance acquisition and development activities and the balance of $35.7 million (approximately $53.8 million if the Underwriters' over-allotment option is exercised in full) to finance future acquisitions. As of October 21, 1996, the Acquisition Facilities bore interest at a weighted average interest rate of 7.47% and had a weighted average maturity of approximately eight months.

    Pending such uses, the net proceeds may be invested in short-term income producing investments such as investment grade commercial paper, government and government agency securities, money market funds that invest in government securities, certificates of deposit, interest-bearing bank accounts and mortgage loan participations.

                                 CAPITALIZATION

    The following table sets forth the consolidated capitalization of the Company as of June 30, 1996 and as adjusted to reflect the Offering and the application of a portion of the net proceeds therefrom to repay indebtedness under the Acquisition Facilities.

                                                                                             AS OF JUNE 30, 1996
                                                                                           -----------------------
                                                                                               (IN THOUSANDS)

                                                                                             ACTUAL    AS ADJUSTED
Debt:
    Mortgage loans.......................................................................  $  392,590   $ 392,590
    Acquisition Facilities(1)............................................................      19,660          --
                                                                                           ----------  -----------
      Total debt.........................................................................     412,250     392,590
                                                                                           ----------  -----------

Limited partners' interest in Operating Partnership......................................      34,492      34,492

Stockholders' equity:
    Preferred stock, $.01 par value, 10,000,000 shares authorized; 1,650,000 shares
      issued and outstanding.............................................................          17          17
    Common stock, $.01 par value, 100,000,000 shares authorized; 24,137,881 shares issued
      and outstanding; 29,137,881 shares issued and outstanding as adjusted(2)...........         241         291
    Additional paid-in capital...........................................................     445,402     565,283
    Distributions in excess of accumulated earnings......................................     (40,944)    (40,944)
                                                                                           ----------  -----------
      Total stockholders' equity.........................................................     404,716     524,647
                                                                                           ----------  -----------
Total capitalization.....................................................................  $  851,458   $ 951,729
                                                                                           ----------  -----------
                                                                                           ----------  -----------

------------------------

(1) At October 21, 1996, the aggregate outstanding balance under the Acquisition Facilities was $84.2 million.

(2) Excludes 2,115,750 shares issuable as of June 30, 1996 upon the exchange of Units and 1,096,000 shares issuable upon the exercise of outstanding options under the Company's Stock Incentive Plan.

                                 THE PROPERTIES

GENERAL

    The Company owns 320 Properties containing an aggregate of approximately
28.3 million square feet of GLA in 14 states, with a diverse base of more than 860 tenants. The Properties are generally located in business parks which have convenient access to interstate highways and rail and air transportation. The median age of the Properties is approximately ten years. The Company classifies its Properties into two industrial categories: bulk warehouse and light industrial.

    The following table summarizes certain information with respect to the Properties, each of which is wholly owned by a subsidiary of the Company.

                                  BULK WAREHOUSE                                LIGHT INDUSTRIAL                   TOTAL
                   ---------------------------------------------  --------------------------------------------  -----------
                                   NUMBER OF         AVERAGE                     NUMBER OF         AVERAGE
METROPOLITAN AREA      GLA        PROPERTIES        OCCUPANCY        GLA        PROPERTIES        OCCUPANCY         GLA
Chicago..........    2,914,075            19               94%     1,070,682            13               99%      3,984,757
Detroit..........    1,558,403            34               96      2,417,461            57               97       3,975,864
Minneapolis/St.
  Paul...........    1,376,820            11              100      2,574,772            36               98       3,951,592
Atlanta..........    3,118,110            16               96        507,744             8               68       3,625,854
Grand Rapids.....    2,773,211            22               87         40,400             3               68       2,813,611
Central
Pennsylvania(1)..    1,745,729            12               99        678,667            13               97       2,424,396
Indianapolis.....    1,659,630             6               98        697,820            19               98       2,357,450
St. Louis........      750,282            13               99        385,713             3              100       1,135,995
Nashville........      760,229             4              100        227,747             3               95         987,976
Cincinnati.......      951,080             3               98         --            --               --             951,080
Des Moines.......      879,060             5              100         --            --               --             879,060
Milwaukee........      --             --               --            254,613             5              100         254,613
Dayton...........      --             --               --            180,000             4              100         180,000
Columbus.........      --             --               --             56,849             1               88          56,849
Other (2)........      301,355             4              100        378,603             6              100         679,958
                   -----------           ---                      ----------           ---                      -----------
  TOTAL OR
    AVERAGE......   18,787,984           149               96%     9,471,071           171               96%     28,259,055
                   -----------           ---                      ----------           ---                      -----------
                   -----------           ---                      ----------           ---                      -----------

                                                        GLA AS
                                                       A PERCENT
                      NUMBER OF         AVERAGE        OF TOTAL
METROPOLITAN AREA    PROPERTIES        OCCUPANCY       PORTFOLIO
Chicago..........            32               96%             14%
Detroit..........            91               97              14
Minneapolis/St.
  Paul...........            47               98              14
Atlanta..........            24               92              13
Grand Rapids.....            25               87              10
Central
Pennsylvania(1)..            25               98               9
Indianapolis.....            25               98               8
St. Louis........            16               99               4
Nashville........             7               99               3
Cincinnati.......             3               98               3
Des Moines.......             5              100               3
Milwaukee........             5              100               1
Dayton...........             4              100               1
Columbus.........             1               88          --
Other (2)........            10              100               2
                            ---                              ---
  TOTAL OR
    AVERAGE......           320               96%            100%
                            ---                              ---
                            ---                              ---

------------------------

(1) Includes the Harrisburg, Allentown and Reading markets.

(2) Includes Denton, Texas; Wichita, Kansas; West Lebanon, New Hampshire and Abilene, Texas.

    The Company's bulk warehouse properties are designed for bulk storage of materials and manufactured goods and have internal heights between 18 and 30 feet. Most of the Company's bulk warehouse properties have dock facilities for trucks as well as grade level loading for lighter vehicles and vans. The typical lease for a bulk warehouse property covers 50,000 square feet of GLA. Of the Properties, 149 are bulk warehouse facilities, containing an aggregate of approximately 18.8 million square feet of GLA (67% of the total GLA of the Properties).

    The Company's light industrial properties are generally used for the design, assembly, packaging and distribution of goods and/or the provision of services and typically offer tenants internal heights of between 14 and 20 feet, have grade level loading and many provide dock facilities as well. The typical lease for a light industrial property covers 16,000 square feet of GLA. The Company's light industrial properties typically have less building depth and a greater office finish component than the Company's bulk warehouse properties. Of the Properties, 171 are light industrial facilities, containing an aggregate of approximately 9.5 million square feet of GLA (33% of the total GLA of the Properties).

THE OPERATING MARKETS

    The Company's business is focused on industrial properties located in the Operating Markets which are in the central portion of the United States with a significant midwestern presence. According to publicly available reports prepared by CB Commercial Real Estate Group, Inc. ("CB Commercial"), the midwest region (where approximately 73% of the Properties (based on GLA) are located) has had the highest average occupancy rate for industrial properties of the major regions in the United States since

1991. The Operating Markets are generally recognized as important and established manufacturing bases and distribution centers. The Company believes that the Operating Markets are well-positioned for long-term growth because of the extensive roadway, rail and water transportation infrastructure which interconnects within the Company's operating region.

    By operating similar buildings in targeted geographic regions, the Company has also been able to realize operating efficiencies. At the same time, presence in a number of markets has left the Company less exposed to market specific economic downturns. The Company currently expects that it will make further investments in the Operating Markets and will expand into other markets as investment opportunities it considers attractive become available.

    The following table shows occupancy rates for industrial property in certain of the Operating Markets for the periods shown.

                                                                          1991       1992       1993       1994       1995
Chicago(1)............................................................       89.7%      91.5%      91.2%      91.9%      93.9%
Detroit(1)............................................................       95.6       93.2       92.3       94.2       95.8
Minneapolis/St. Paul(1)...............................................       93.9       94.3       96.5       96.5       95.7
Atlanta(1)............................................................       89.1       87.9       89.8       89.8       89.7
Grand Rapids(2).......................................................       98.6       96.1       97.1       96.5       95.5
Indianapolis(1).......................................................       94.1       94.5       95.0       96.4       97.5
St. Louis(1)..........................................................       98.6       97.3       95.3       95.1       94.6
Nashville(1)..........................................................       96.8       97.7       97.0       97.0       96.0
Cincinnati(1).........................................................       95.5       94.1       95.1       96.3       97.1
Des Moines(2).........................................................       88.7       88.4       88.7       92.5       95.5
Milwaukee(2)..........................................................       94.1       93.3         (3)      97.5       99.4
Dayton(2).............................................................         (3)        (3)        (3)      89.9       90.4
Columbus(1)...........................................................       93.0       94.2       97.7       94.7       94.1

United States(1)......................................................       92.1       91.3       91.7       92.6       93.1

------------------------

(1) Source: CB Commercial.

(2) Source: 1991-1996 Comparative Statistics of Industrial and Office Real Estate Markets from the Society of Industrial and Office Realtors.

(3) Not available.

TENANT AND LEASE INFORMATION

    The Company has a diverse base of more than 860 tenants engaged in a wide variety of businesses including manufacturing, retailing, wholesale trade, distribution and professional services. Most leases have an initial term of between three and six years and provide for periodic rental increases that are either fixed or based on changes in the Consumer Price Index. Industrial tenants typically have net or semi-net leases and pay as additional rent their percentage of the property's operating costs, including the costs of common area maintenance, property taxes and insurance. As of June 30, 1996 approximately 96% of the GLA of the Properties was leased, and no single tenant accounted for more than 2.3%, or group of related tenants accounted for more than 2.5%, of the Company's total revenues for the six months ended June 30, 1996, nor did any single tenant or group of related tenants occupy more than 2.9% of the Company's total GLA as of June 30, 1996.

LEASE EXPIRATIONS

    The following table shows scheduled lease expirations for all leases for the Properties as of June 30, 1996.

                                                                                          ANNUAL BASE
                                                                         PERCENTAGE OF     RENT UNDER    PERCENTAGE OF TOTAL
                                             NUMBER OF    GLA SUBJECT   GLA REPRESENTED     EXPIRING      ANNUAL BASE RENT
              YEAR OF LEASE                   LEASES      TO EXPIRING     BY EXPIRING      LEASES(3)       REPRESENTED BY
              EXPIRATION(1)                  EXPIRING      LEASES(2)        LEASES       (IN THOUSANDS)    EXPIRING LEASES
1996(4)..................................          133       2,380,198             9%     $      9,651                9%
1997.....................................          203       3,987,163            15            14,996               14
1998.....................................          190       4,890,526            18            20,016               19
1999.....................................          145       4,505,443            17            17,249               16
2000.....................................          111       3,560,331            13            15,868               15
2001.....................................           65       3,235,751            12            11,102               11
2002.....................................           17         589,558             2             3,007                3
2003.....................................           21       1,372,878             5             5,167                5
2004.....................................            9         813,341             3             2,425                2
2005.....................................           10         804,757             3             3,142                3
2006 and thereafter......................           11         975,629             3             3,371                3
                                                   ---    ------------           ---     --------------             ---
    TOTAL................................          915      27,115,575           100%     $    105,994              100%
                                                   ---    ------------           ---     --------------             ---
                                                   ---    ------------           ---     --------------             ---

------------------------
(1) Lease expirations, assuming tenants do not exercise existing renewal, termination or purchase options.

(2) Does not include vacancy of 1,143,480 square feet.

(3) Reflects monthly base rent provided for under the terms of each expiring lease as in effect on June 30, 1996 multiplied by 12 and does not take into account any contractual rent escalations.

(4) For the period July 1, 1996 through December 31, 1996.

OCCUPANCY AND AVERAGE RENTAL INCOME

    The following table summarizes the occupancy and average rental income per square foot for the Properties for the periods shown.

                                                    SIX MONTHS              YEAR ENDED DECEMBER 31,
                                                       ENDED      -------------------------------------------
                                                   JUNE 30, 1996      1995           1994           1993
Average GLA(1)...................................     25,410,905     20,866,038     17,837,690     17,297,126
Average percentage occupancy(1)..................           96.4%          96.7%          96.5%          94.1%
Average annual (six months in the case of the
  period ended June 30, 1996) rental income per
  square foot leased(2)..........................  $        2.04  $        4.14  $        4.09(3) $        3.90
Total rental income..............................  $  49,881,000  $  83,522,000  $  70,408,000(3) $  63,428,000

------------------------
(1) Average GLA and average percentage occupancy for the six months ended June 30, 1996 and the year ended December 31, 1995 were determined by averaging each of the beginning of period and end of period GLA and percentage occupancy, respectively, excluding GLA of properties under development. Adjusted average GLA for the period January 1, 1994 to June 30, 1994 was 17,393,813. Average GLA and average percentage occupancy for the period July 1, 1994 to December 31, 1994 were determined by averaging each of the beginning of period and end of period GLA and percentage occupancy, respectively, excluding GLA of properties under development. Adjusted average GLA and average percentage occupancy for the year ended December 31, 1993 were determined by averaging each of the beginning of period and end of period GLA and percentage occupancy, respectively, excluding GLA of properties under development. References to "adjusted" or "as adjusted" data herein refer to historical data which have been adjusted for the Initial Offering and related transactions.

(2) Average annual rental income per square foot leased was determined by dividing total rental income by the product of average percentage occupancy and average GLA.

(3) Presents as adjusted information for the period January 1, 1994 to June 30, 1994 and actual information from July 1, 1994 to December 31, 1994.

CAPITAL EXPENDITURES

    The following table summarizes the capital expenditures for the Properties for the periods shown.

                                                    SIX MONTHS              YEAR ENDED DECEMBER 31,
                                                       ENDED      -------------------------------------------
                                                   JUNE 30, 1996      1995           1994           1993
Cost per square foot.............................  $        0.04  $        0.08  $        0.04(1) $        0.07
Average GLA(2)...................................     25,410,905     20,866,038     17,837,690     17,297,126
Total capital expenditures.......................  $   1,129,924  $   1,610,014  $     702,892(1) $   1,145,305

------------------------
(1) Based on annualized information from July 1, 1994 to December 31, 1994, since information on an as adjusted basis is not available for the full year.

(2) Average GLA for the six months ended June 30, 1996 and the year ended December 31, 1995 were determined by averaging the beginning of period and end of period GLA, excluding GLA of properties under development. Adjusted average GLA for the period January 1, 1994 to June 30, 1994 was 17,393,813. Average GLA for the period July 1, 1994 to December 31, 1994 was determined by averaging the beginning of period and end of period GLA, excluding GLA of properties under development. Adjusted average GLA for the year ended December 31, 1993 was determined by averaging the beginning of period and end of period GLA, excluding GLA of properties under development.

TENANT IMPROVEMENTS AND LEASING COMMISSIONS

    The following table summarizes the tenant improvement and leasing commission expenditures incurred in the renewal or re-leasing of previously occupied space for the periods shown. The costs associated with renewing leases with current tenants generally are significantly less than the costs associated with re-leasing space to new tenants.

                                                            SIX MONTHS            YEAR ENDED DECEMBER 31,
                                                               ENDED      ----------------------------------------
                                                           JUNE 30, 1996      1995        1994(1)         1993
Cost per square foot.....................................   $      0.65   $       0.76  $       0.80  $       1.15
Renewed or re-leased space in square feet(2).............     1,664,221      5,190,061     2,636,312     2,847,444
Total expenditures.......................................   $ 1,078,275   $  3,922,794  $  2,107,738  $  3,270,497

------------------------
(1) Based on annualized information from July 1, 1994 to December 31, 1994, since information on an as adjusted basis is not available for the full year.

(2) The Company believes that it incurs lower costs when it enters into a new lease (a "Category 1 Lease") (a) with a tenant that is renewing an existing lease, (b) with a tenant that is expanding its space either in the same or a different building owned by the Company or (c) covering space for which the Company negotiates the early termination of an existing lease or permits an existing lease to expire where a new tenant has already agreed to lease the space, than when it enters into a new lease (a "Category 2 Lease") for previously vacant space or space vacated by a tenant when the Company does not have a replacement tenant that has agreed to lease such space. During the six months ended June 30, 1996, approximately 85% of the space identified above was covered by Category 1 Leases and approximately 15% of such space was covered by Category 2 Leases. During the years ended December 31, 1995 and 1994, on an annualized basis, approximately 89% and 82%, respectively, of the space identified above was covered by Category 1 Leases and approximately 11% and 18%, respectively, of such space was covered by Category 2 Leases. Comparable information for all Properties for periods prior to the Initial Offering is not available.

                                   MANAGEMENT

    The directors and senior officers of the Company are as follows:

NAME                                                 AGE                               OFFICE

Jay H. Shidler.................................          50   Chairman of the Board of Directors
Michael T. Tomasz..............................          54   President, Chief Executive Officer and Director
Michael W. Brennan.............................          39   Chief Operating Officer and Director
Michael J. Havala..............................          36   Chief Financial Officer
Gary H. Heigl..................................          41   Senior Vice President, Capital Markets
Johannson L. Yap...............................          34   Senior Vice President, Acquisitions
John L. Lesher.................................          62   Director
Kevin W. Lynch.................................          43   Director
John Rau.......................................          48   Director
Robert J. Slater...............................          59   Director
J. Steven Wilson...............................          52   Director
Michael G. Damone..............................          62   Senior Regional Director and Director
David P. Draft.................................          45   Senior Regional Director
Duane H. Lund..................................          32   Senior Regional Director
Peter F. Murphy................................          31   Senior Regional Director
Anthony Muscatello.............................          47   Senior Regional Director
Matthew J. Ochalski............................          42   Senior Regional Director
Christopher M. Schneider.......................          35   Vice President, Finance and Accounting
Cindy Thorson..................................          34   Vice President, Investor Relations
Randall L. Axelson.............................          37   Vice President, Operations and Research
Scott A. Musil.................................          28   Controller

    The Company's Board of Directors consists of nine directors, a majority of whom are and will be independent. Messrs. Lesher, Lynch, Rau, Slater and Wilson are independent directors.

    JAY H. SHIDLER. Mr. Shidler has been Chairman of the Board of Directors since the formation of the Company in August 1993. He is the Founder and Managing Partner of The Shidler Group. A nationally acknowledged expert in the field of real estate investment and finance, Mr. Shidler has over 20 years of experience in real estate investment and has acquired and managed properties involving over $3 billion in aggregate value. Since 1970, Mr. Shidler has been directly involved in the acquisition and management of over 700 properties in 40 states and Canada. Mr. Shidler serves on the boards of directors of several private companies and is active as a trustee of several charitable organizations, including The Shidler Family Foundation. Mr. Shidler is also a Founder and Director of TriNet Corporate Realty Trust, Inc., of which he was Co-Chairman of the Board of Directors from March 1993 through May 1996, and is a member of the National Association of Real Estate Investment Trusts ("NAREIT").

    MICHAEL T. TOMASZ. Mr. Tomasz has been President, Chief Executive Officer and a Director of the Company since April 1994. He joined The Shidler Group in 1986, where he was Managing Partner of the Chicago office and was involved in the acquisition, financing, leasing, managing and disposition of over $270 million of commercial property. Prior to joining The Shidler Group, Mr. Tomasz was a commercial real estate broker with CB Commercial (formerly Coldwell Banker) from 1974 to 1985 in which capacity he was involved in the sale and leasing of over $200 million of industrial property. In 1979, Mr. Tomasz was named the "Commercial Salesperson of the Year" by the Chicago Real Estate Board. His professional affiliations include the Society of Industrial and Office Realtors, the Urban Land Institute, the Association of Industrial Real Estate Brokers and NAREIT.

    MICHAEL W. BRENNAN. Mr. Brennan has been a Director of the Company since March 1996, and became Chief Operating Officer of the Company in December 1995, prior to which time he was Senior

Vice President, Asset Management of the Company since April 1994. He was a Partner of The Shidler Group between 1988 and 1994 and the President of Brennan/Tomasz/Shidler Investment Corporation and was in charge of asset management, leasing, project finance, accounting and treasury functions for The Shidler Group's Chicago operations. Between 1986 and 1988, Mr. Brennan served as The Shidler Group's principal acquisition executive, with responsibility for the acquisition of over $70 million of commercial properties. Prior to joining The Shidler Group, Mr. Brennan was an investment specialist with CB Commercial. His professional affiliations include the Society of Industrial and Office Realtors, the Urban Land Institute, the National Association of Industrial and Office Parks, NAREIT and the Chicago Union League Club Real Estate Group.

    MICHAEL J. HAVALA. Mr. Havala has been Chief Financial Officer of the Company since April 1994. He joined The Shidler Group in 1989, and was Chief Financial Officer for The Shidler Group's midwest region with responsibility for accounting, finance and treasury functions. With The Shidler Group, Mr. Havala structured joint ventures, obtained and refinanced project financing, developed and implemented management information systems and coordinated all financial aspects of a three million square foot portfolio located in various states throughout the Midwest. Prior to joining The Shidler Group, Mr. Havala was a Senior Tax Consultant with Arthur Andersen & Co., where he worked in both the tax and audit areas, specializing in real estate, banking and corporate finance. Mr. Havala is a certified public accountant. His professional affiliations include NAREIT and the Illinois CPA Society.

    GARY H. HEIGL. Mr. Heigl has been Senior Vice President, Capital Markets of the Company since December 1995. For the preceding 18 years, Mr. Heigl specialized in commercial real estate finance, arranging project debt totaling in excess of $6 billion. During 1994 and 1995, Mr. Heigl was Senior Vice President--Director New Business Development for ITT Real Estate Services, Inc. From 1991 through 1993, he operated his own real estate consulting firm. From 1984 through 1990, Mr. Heigl served in various project finance capacities at VMS Realty Partners culminating as Senior Vice President--Finance and Dispositions. Prior to 1984, he served in lending officer positions for the commercial real estate groups of ITT Financial and Aid Association for Lutherans. Mr. Heigl's professional affiliations include the Urban Land Institute and NAREIT.

    JOHANNSON L. YAP. Mr. Yap has been Senior Vice President, Acquisitions of the Company since May 1996 and prior to that was Vice President, Acquisitions of the Company since April 1994. He joined The Shidler Group in 1988 and became a Vice President in 1991, with responsibility for acquisitions, property management, leasing, financing, sales and construction management functions. Between 1988 and 1994, Mr. Yap assisted in the acquisition, underwriting and due diligence of over $300 million of commercial properties. His professional affiliations include the Urban Land Institute, the Chicago Real Estate Council and the National Association of Investors Corporation, NAREIT and the National Association of Industrial and Office Parks.

    JOHN L. LESHER. Mr. Lesher has been a Director of the Company since June 1994. Since April 1994, Mr. Lesher has been the President of Resource Evaluation, Inc., a consulting firm specializing in working capital management. He is presently a Director of Resource Evaluation, Inc. and The Sound Shore Fund. From 1990 to 1993, he was a Managing Director of Korn/Ferry International, an executive recruiting organization. From 1985 to 1989, he was Vice President of the New York financial services practices of Cresap, McCormick & Paget, a management consulting organization; President of Home Group Financial Services, a subsidiary of Home Insurance Company; and President of Mars & Company, an international strategic planning consulting firm. Prior to 1985, he served for 24 years in various capacities at Booz, Allen & Hamilton, including from 1976 to 1985 as its President.

    KEVIN W. LYNCH. Mr. Lynch has been a Director of the Company since June 1994. Mr. Lynch is the Co-Founder and Principal of The Townsend Group ("Townsend"), an institutional real estate consulting firm founded in 1983 which provides real estate consulting for pension funds and institutional investors. In his capacity as Principal, Mr. Lynch is responsible for the development of client portfolio strategic planning, investment planning, oversight of advisor/manager real estate compliance and monitoring portfolios on behalf of Townsend's clients. Prior to founding Townsend, Mr. Lynch was associated with Stonehenge Capital Corporation where he was involved in the acquisition of institutional real estate properties and the structuring of institutional real estate transactions. He is a member of the National Advisory Board for New York University's Real Estate Institute. Mr. Lynch's professional affiliations include the National Council of Real Estate Investment Fiduciaries, the Pension Real Estate Association, the American Society for Real Estate Research and the Urban Land Institute.

    JOHN RAU. Mr. Rau has been a Director of the Company since June 1994. Since July 1993, Mr. Rau has been Dean of the Indiana University School of Business. He is presently a Director of LaSalle National Bank and a member of the Board of Overseers of the CARE Foundation. From 1991 to 1993, Mr. Rau served as Chairman of the Illinois Economic Development Board and as special advisor to Illinois Governor James Edgar. From 1990 to 1993, he was Chairman of the Banking Research Center Board of Advisors and a Visiting Scholar at Northwestern University's J.L. Kellogg Graduate School of Management. During that time he also served as Special Consultant to McKinsey & Company, a worldwide strategic consulting firm. From 1989 to 1991, Mr. Rau served as President and Chief Executive Officer of LaSalle National Bank. From 1979 to 1989, he was associated with The Exchange National Bank, serving as President from 1983 to 1989, at which time The Exchange National Bank merged with LaSalle National Bank. Prior to 1979, he was associated with First National Bank of Chicago. Mr. Rau also served as Chairman of the Board of Trustees of the CARE Foundation.

    ROBERT J. SLATER. Mr. Slater has been a Director of the Company since June 1994. Since 1985, Mr. Slater has been President of Jackson Consulting, Inc., a private consulting company specializing in advising basic industries. Mr. Slater is presently a Director of National Steel Corporation, a major steel manufacturing company, and a Director of Southdown, Inc., a major cement and cement product manufacturing company. Prior to 1985, Mr. Slater had been associated with Crane Co. for 17 years. Crane Co. is a diversified company involved in the distribution and manufacturing of building products, steel, cement and aerospace products. He served as President and Chief Operating Officer and a Director of Crane from 1980 to 1985. He became Vice Chairman of that company in 1985. Prior to that, he was President of Crane Co.'s largest subsidiary, CF&I Steel Corporation, from 1976 to 1980. While President of Crane Co., Mr. Slater also served as Chairman and Director of Medusa Corporation, Chairman of the Executive Committee and a director of Huttig Sash and Door Co., Director, Chairman and Chief Executive Officer of CF&I Steel Corporation and Director of Crane Co.'s European, Australian, Canadian and Mexican operations.

    J. STEVEN WILSON. Mr. Wilson has been a Director of the Company since June 1994. Since 1991, Mr. Wilson has been Chairman of the Board of Directors, President and Chief Executive Officer and a director of Wickes Lumber Company, which is one of the largest lumber yard chains in the United States. For more than five years, Mr. Wilson has been President, Chief Executive Officer and a Director of Riverside Group, Inc., an insurance holding company with operations in real estate and mortgage banking; Chairman of the Board of Directors and President of Atlantic Group, Inc., a supplier of building materials; and Chairman of the Board of Directors, President and Chief Executive Officer of Wilson Financial Corp., a real estate and investment firm.

    MICHAEL G. DAMONE. Mr. Damone has been a Senior Regional Director and Director of the Company since June 1994. Between 1973 and 1994, Mr. Damone was Chief Executive Officer of Damone/ Andrew, a full service real estate organization, which has developed more than three million square feet of industrial, warehouse, distribution and research and development buildings. Prior to co-founding Damone/ Andrew in 1973, Mr. Damone was for over six years the Executive Vice President of a privately-held, Michigan based real estate development and construction company, where he was responsible for the development of industrial business parks, and he has worked in the real estate development and management business since 1960. His professional affiliations include the Society of Industrial and Office

Realtors, the National Association of Realtors, the Michigan Association of Realtors and the South Oakland County Board of Realtors.

    DAVID P. DRAFT. Mr. Draft has been a Senior Regional Director of the Company since March 1996. Over the last 23 years, he has been responsible for the leasing, management and/or development of over four million square feet of industrial real estate. Between 1994 and March 1996, Mr. Draft was Co-Founder and Principal of Draft & Gantos Properties, L.L.C., where he was responsible for real estate management, construction and development. From 1990 to 1994, Mr. Draft was Director of Development and Operations for Robert Grooters Development Company where he was responsible for the development and management of industrial properties. Mr. Draft is a licensed real estate broker and member of the National Association of Realtors and the Michigan Association of Realtors.

    DUANE H. LUND. Mr. Lund has been a Senior Regional Director of the Company since April 1994. In 1989, he joined The Shidler Group's Minneapolis office where he was involved in coordinating the underwriting and due diligence for over $200 million of commercial property. In 1991 and 1992, Mr. Lund served as Senior Vice President of Asset Management, where he oversaw the management and leasing of a real estate portfolio of three million square feet located in four states. Prior to joining The Shidler Group's Minneapolis office, Mr. Lund was a tax consultant with Peat Marwick Main & Company from 1986 to 1988. Mr. Lund is a certified public accountant. His professional affiliations include the National Association of Industrial and Office Parks, the Minneapolis Area Association of Realtors and the Wisconsin Real Estate Alumni Association, Inc., of which he is a Regional Director.

    PETER F. MURPHY. Mr. Murphy has been a Senior Regional Director of the Company since March 1996. Between 1991 and March 1996, Mr. Murphy was a Vice President of First Highland Management and Development Corporation where he was responsible for the acquisition, development, management and leasing activities for a 2 million square foot portfolio of properties in Indiana and Ohio. Mr. Murphy is a member of the Indianapolis Economic Development Commission.

    ANTHONY MUSCATELLO. Mr. Muscatello has been a Senior Regional Director of the Company since June 1994 and has been President of the Development Services Group since September 1996. Over the last 25 years, he has been responsible for the leasing, management and/or development of over two million square feet of office, industrial and residential real estate. From 1987 to 1994, he served as Managing General Partner of the central Pennsylvania operations of Rouse & Associates, where he was responsible for day-to-day operations, including profit and loss, marketing, leasing, acquisition, financing, construction and asset management functions. From 1982 to 1987, he served in various capacities with Rouse & Associates. From 1969 to 1982, Mr. Muscatello worked for several real estate development firms, where his responsibilities included land acquisition, market analysis and marketing, sales, financing and construction of single family and multi-family homes. He is an active member in the National Association of Industrial and Office Parks and the Industrial Real Estate Brokers of Metropolitan New York.

    MATTHEW J. OCHALSKI. Mr. Ochalski has been a Senior Regional Director of the Company since September 1995. From 1991 to 1995, Mr. Ochalski was Senior Vice President of Northern Builders Inc., responsible for approximately one million square feet of new building construction and industrial real estate development. Prior to 1991, Mr. Ochalski spent two years with Matthew Stevens Realty Partners, managing a one million square foot portfolio of industrial, office and retail properties and redeveloping a 500,000 square foot industrial project. From 1980 through 1989, Mr. Ochalski served in various executive capacities with CB Commercial, including as a member of the Board of Directors of CB Commercial Real Estate Brokerage Services. His professional affiliations have included being a member of the National Association of Industrial and Office Parks, the Association of Industrial Real Estate Brokers, the Chicago Office Leasing Broker Association and the National Association of Realtors.

    CHRISTOPHER M. SCHNEIDER. Mr. Schneider has been Vice President, Finance and Accounting of the Company since March 1996, prior to which time he had been Financial Manager of the Company since

December 1994. From 1991 through 1994, he was Controller for The Shidler Group's midwest region with responsibility for its accounting, tax and treasury functions. From 1989 to 1991, Mr. Schneider was a tax consultant with Arthur Andersen & Co., where he specialized in real estate and partnership tax. From 1983 to 1989, he was Asset Manager for two residential and commercial property management firms. Mr. Schneider is a certified public accountant and a member of NAREIT, the Illinois CPA Society and the Minnesota CPA Society.

    CINDY THORSON. Ms. Thorson has been Vice President, Investor Relations of the Company since July 1995. From 1992 to 1995, she was the Investor Relations Manager for Chicago and North Western Transportation Company. From 1985 to 1989, she held various positions with the Institute of Real Estate Management and the National Association of Realtors. Ms. Thorson is a member of NAREIT and the National Investor Relations Institute.

    RANDALL L. AXELSON. Mr. Axelson has been Vice President, Operations and Research of the Company since March 1996 and was Assistant Vice President, Asset Management of the Company from August 1995 until March 1996. Between 1984 and July 1995, he held various positions with Travelers Realty Investment Company, most recently as Assistant Vice President--Investment Administration where he directed and oversaw an 80-property, $900 million commercial portfolio and was responsible for all financial matters related to sales of two national portfolios with an aggregate value of nearly $1 billion. From 1981 to 1984, Mr. Axelson was an accountant at Homart Development Company. He is a certified public accountant and a member of NAREIT, the Urban Land Institute and the Illinois CPA Society.

    SCOTT A. MUSIL. Mr. Musil has been Controller of the Company since December 1995. From 1988 to August 1995, Mr. Musil served in various capacities with Arthur Andersen & Co., culminating as an audit manager specializing in the real estate and finance industries. He is a certified public accountant and a member of NAREIT and the American Institute of Certified Public Accountants.

                                  UNDERWRITING

    Subject to the terms and conditions contained in the Underwriting Agreement, the Underwriters named below (the "Underwriters") have severally agreed to purchase from the Company, and the Company has agreed to sell to each of the Underwriters, the number of shares of Common Stock set forth below opposite their respective names at the offering price less the underwriting discounts set forth on the cover of this Prospectus Supplement.

                                                                                   NUMBER OF
                                   UNDERWRITER                                       SHARES
Donaldson, Lufkin & Jenrette Securities Corporation..............................   1,250,000
Merrill Lynch, Pierce, Fenner & Smith
          Incorporated...........................................................   1,250,000
Prudential Securities Incorporated...............................................   1,250,000
Smith Barney Inc. ...............................................................   1,250,000
                                                                                   ----------
    Total........................................................................   5,000,000
                                                                                   ----------
                                                                                   ----------

    The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of shares of Common Stock are subject to approval of certain legal matters by their counsel and to certain other conditions. The Underwriters are obligated to take and pay for all of the shares of Common Stock offered hereby (other than the shares of Common Stock covered by the over-allotment option described below) if any such shares of Common Stock are taken.

    The Company has been advised by the Underwriters that they propose to offer the shares of Common Stock to the public at the offering price set forth on the cover page of this Prospectus Supplement and to certain dealers at such price, less a concession not in excess of $0.80 per share of Common Stock. The Underwriters may allow, and such dealers may re-allow, a concession of not in excess of $0.10 per share of Common Stock on sales to certain other dealers. After the Offering, the offering price and other selling terms may be changed by the Underwriters. The Company has granted to the Underwriters an option, exercisable not later than 30 calendar days from the date of this Prospectus Supplement, to purchase up to an additional 750,000 shares of Common Stock at the same price per share of Common Stock as the Company receives for the shares of Common Stock that the Underwriters have agreed to purchase.

    To the extent the Underwriters exercise such option, each of the Underwriters will have a firm commitment to purchase approximately the same percentage of such additional shares of Common Stock as the number of shares of Common Stock to be purchased by it shown in the above table bears to the total number of shares of Common Stock shown in the above table, and the Company will be obligated, pursuant to the option, to sell such shares of Common Stock to the Underwriters. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of the shares of Common Stock offered hereby. If purchased, the Underwriters will sell such additional 750,000 shares of Common Stock on the same terms as those on which the shares of Common Stock are being offered.

    The Underwriting Agreement contains covenants of indemnity among the Underwriters and the Company against certain civil liabilities, including liabilities under the Securities Act of 1933, as amended.

    The Company, its executive officers and Mr. Shidler have agreed, with certain exceptions, that they will not, without the prior written consent of Donaldson, Lufkin & Jenrette Securities Corporation, register the sale of, sell, offer to sell, contract to sell, grant any option to purchase or otherwise dispose of any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock, or in any other manner transfer all or a portion of the economic consequences associated with the ownership of Common Stock, for a period of 90 days after the date of the Underwriting Agreement.

                                     [LOGO]
                                 PHOTOGRAPH OF
                                 CUSTOMER LOGOS

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    NO DEALER, SALESPERSON, OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY
INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS AND IF GIVEN OR MADE, SUCH OTHER INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS SUPPLEMENT AND ACCOMPANYING PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, TO ANY PERSON IN ANY JURISDICTION WHERE SUCH AN OFFER OR SOLICITATION WOULD BE UNLAWFUL.

                                 --------------

                               TABLE OF CONTENTS

                          PROSPECTUS SUPPLEMENT                             Page
Prospectus Supplement Summary.............................................   S-3
The Company...............................................................   S-7
Price Range of Common Stock and Distributions.............................  S-12
Use of Proceeds...........................................................  S-12
Capitalization............................................................  S-13
The Properties............................................................  S-14
Management................................................................  S-18
Underwriting..............................................................  S-23

                                PROSPECTUS
Available Information.....................................................     2
Incorporation of Certain Documents by Reference...........................     2
The Company...............................................................     3
Risk Factors..............................................................     3
Use of Proceeds...........................................................     6
Description of Common Stock...............................................     6
Restrictions on Transfers of Capital Stock................................     7
Certain Federal Income Tax Considerations.................................     8
Plan of Distribution......................................................    10
Legal Matters.............................................................    11
Experts...................................................................    11

                                5,000,000 SHARES

                                     [LOGO]

                            FIRST INDUSTRIAL REALTY
                                  TRUST, INC.

                                  COMMON STOCK

                       ----------------------------------

  P R O S P E C T U S  S U P P L E M E N T

                       ----------------------------------

                          DONALDSON, LUFKIN & JENRETTE
      SECURITIES CORPORATION
                              MERRILL LYNCH & CO.
                       PRUDENTIAL SECURITIES INCORPORATED
                               SMITH BARNEY INC.

                                OCTOBER 21, 1996

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